United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:  Mr. John Reynolds
       Ms. Susann Reilly

       RE:  Fona, Inc.
            Form 10
            Filed September 23, 2010
            File No.: 0-54129

Ladies and Gentlemen:

Please be advised that Fona, Inc. (the "Company) will require more time to complete its response to the comments of the Staff of the U.S. Securities and Exchange Commission set forth in the Staff's letter dated October 20, 2010, regarding the Form 10 filed by the Company. We now expect to complete the revisions with our responses on or around Friday, November 19, 2010.

Very truly yours,

Fona, Inc.

By:   /s/ Chloe M DiVita
      Chloe M DiVita
      Chief Financial Officer








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